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                                                                    EXHIBIT 8(b)



                MILBANK, TWEED, HADLEY & MCCLOY LLP  LETTERHEAD



                                                                May 6, 1999

Scottish Power,plc
1 Atlantic Quay
Glasgow G2 8SP
United Kingdom


Ladies and Gentlemen:

          We have acted as special counsel to Scottish Power plc ("ScottishPower"), a United Kingdom public limited company ("ScottishPower") in connection with the merger (the "Merger") of an Oregon corporation and indirect wholly-owned subsidiary of ScottishPower formed to consummate the Merger ("Merger Sub") into PacifiCorp ("PacifiCorp"), an Oregon corporation, pursuant to the Agreement and Plan of Merger between ScottishPower, Merger Sub and PacifiCorp dated as of December 6, 1998 (the "Original Merger Agreement"). You have requested our opinion regarding certain federal income tax consequences of the Merger.

          Except as otherwise provided, capitalized terms used in this letter have the meanings set forth in the Original Merger Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

          In giving our opinion, we have examined and relied upon (i) the Original Merger Agreement and related agreements, (ii) the Proxy Statement/Prospectus (the "Prospectus") filed as part of the Registration Statement on Form F-4, filed by ScottishPower with the Securities and Exchange Commission, (iii) the written representations by ScottishPower, Scottish Power NA 1 Limited, Scottish Power NA 2 Limited, NA General Partnership and PacifiCorp in letters dated May 6, 1999 (the "Representation Letters") and (iv) such other documents, records or oral representations of ScottishPower, PacifiCorp and their representatives as we have deemed necessary.

          We have assumed that (i) the Merger will qualify as a merger under applicable state law, (ii) the transactions related to the Merger will be consummated as described in the Prospectus, and (iii) the statements made in the Representation Letters were accurate and complete when made and will be accurate as of the Effective Time of the Merger.
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Scottish Power plc
May 6, 1999
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          We also assume that all representations and facts set forth in the
Original Merger Agreement are accurate, that the Amended and Restated Agreement and Plan of Merger by and among New Scottish Power plc, ScottishPower, NA and PacifiCorp does not become effective according to its Section 9.03, and that the transaction described in the Original Merger Agreement will be carried out in accordance with its terms. In addition, we assume that any United States person who is a "five-percent transferee shareholder," as defined in Treasury Regulation (S) 1.367(a)-3(c)(5)(ii), will enter into five-year gain recognition agreement as required by Treasury Regulation (S) 1.367(a)-3(c)(1)(iii)(B).

          Based upon and subject to the assumptions, representations and limitations described above, we are of the opinion that:

          (1) The Merger will constitute a reorganization within the meaning of Code section 368(a);

          (2) PacifiCorp stockholders will recognize no gain or loss upon the exchange of PacifiCorp common stock for ScottishPower ADSs or ScottishPower ordinary shares pursuant to the Merger (except with respect to cash received in lieu of fractional ScottishPower ADSs or ScottishPower ordinary shares);

          (3) The aggregate tax basis to each PacifiCorp stockholder of the ADSs or ordinary shares received, including fractional units for which cash is received, will be the same as the aggregate tax basis of the PacifiCorp common stock surrendered in exchange therefore in the Merger;

          (4) Each Pacificorp stockholder's holding period of the ADSs or ordinary shares received, including fractional units for which cash is received, will include the holding period of PacifiCorp common stock held as a capital asset surrendered in exchange therefor in the Merger;

          (5) A PacifiCorp stockholder who receives cash in lieu of fractional ScottishPower ADSs or fractional ScottishPower ordinary shares will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis allocable to such fractional share and the amount of cash received;

          (6) Statements in the Proxy Statement/Prospectus under the caption "Material Tax Consequences--United States Tax Consequences," to the extent they state matters of law or legal conclusions, are an accurate summary of the material United States federal income tax consequences of the Merger in all material respects.

          These opinions are based upon existing statutory, regulatory and judicial authority and administrative interpretations, any of which may be changed with retroactive effect. These opinions are also based entirely on the accuracy and veracity, as of the Effective Time of the Merger, of the information obtained from the documents we have examined and the statements contained in the Representation Letters. Our opinions cannot be relied upon if any of the facts pertinent to the federal income tax consequences of the Merger are different than we have

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Scottish Power plc
May 6, 1999
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assumed or the law changes with retroactive effect. Although this letter represents our opinion concerning the matter specifically discussed, it is not binding on the courts or on any administrative agency, including the Service, and a court or agency may act or hold to the contrary. We undertake no obligation to update this letter or our opinion at any time after the Closing Date. Finally, our opinions are limited to the tax matters expressly set forth above and we express no opinion on any other aspect of the Merger.

          We hereby consent to the reference to Milbank, Tweed, Hadley & McCloy LLP in the Prospectus under the caption "Material Tax Consequences--United States Tax Consequences" and to the filing of this opinion as an exhibit to the Registration Statement, but do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

                              Very truly yours,



                              Milbank, Tweed, Hadley & McCloy LLP

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